Exhibit (h)(2)

AMG PANTHEON PRIVATE EQUITY FUND, LLC

FORM OF DISTRIBUTION AND SERVICE PLAN

Advisory Class Units

This Distribution and Service Plan (the “Plan”) has been adopted in conformity with Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), by AMG Pantheon Private Equity Fund, LLC, a Delaware limited liability company (the “Fund”), with respect to its class of units of beneficial interest designated as “Advisory Class Units” (the “Units”) subject to the terms and conditions set forth herein.

WHEREAS, the Fund engages in business as a closed-end management investment company1 and will be registered as such under the 1940 Act; and

WHEREAS, the Fund may enter into one or more agreements with the principal underwriter of the Fund (the “Distributor”) and/or one or more other underwriters, distributors, dealers, brokers, banks, trust companies, selling agents, and other financial intermediaries (each, an “Intermediary”) for the sale of Units and/or the servicing or maintenance of accounts for the beneficial owners of the Units (each, an “Agreement”); and

WHEREAS, the Board of Directors of the Fund, and the Directors who are not interested persons of the Fund (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or any Agreement (the “Qualified Directors”), having determined, in the exercise of their reasonable business judgment and in light of their fiduciary duties under state law and under Section 36(a) and (b) of the 1940 Act, that there is a reasonable likelihood that this Plan and such Agreements will benefit the Fund, the Advisory Class, and the investors thereof, have accordingly approved this Plan and the Agreements by votes cast in person at a meeting called for the purpose of voting on this Plan and the Agreements;

NOW, THEREFORE, the Fund hereby adopts this Plan in accordance with the Rule, on the following terms and conditions:

1. DISTRIBUTION AND SERVICING ACTIVITIES. Subject to the supervision of the Board of Directors, the Fund may engage, directly or indirectly, in financing any activities primarily intended to result in the sale of Units and in investor servicing activities, including, but not limited to, the following: (a) making payments to the Distributor and/or one or more Intermediaries, which payments may be used to compensate such persons for such activities, without regard to the actual expenses incurred thereby; (b) providing reimbursement of direct out-of-pocket expenditures by the Distributor and/or Intermediaries in connection with the private placement of Units; and (c) making payments to compensate the Distributor and/or

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The Rule does not apply to closed-end management investment companies such as the Fund. However, the Fund is expected to apply for relief from the Securities and Exchange Commission to permit the Fund to offer multiple classes of units of beneficial interest. As a condition to relying on the exemptive relief, the Fund would be required to comply with the Rule as if the Rule applied to closed-end funds.

Intermediaries for servicing and/or maintaining accounts for the beneficial owners of the Units (such as: personal services including, among others, responding to investor inquiries and providing information regarding investments in the Fund; processing purchase, exchange, and redemption requests by beneficial owners; placing orders with the Fund or its service providers; providing sub-accounting with respect to Units beneficially owned by investors; and processing dividend payments for the Fund on behalf of investors).

2. DISTRIBUTION AND/OR SERVICE FEE. The Fund is authorized to make periodic payments to the Distributor and/or Intermediaries at the annual rate provided for in the Agreements, such rate not to exceed 0.25% of the net assets attributable to the Units as of the end of each calendar month (the “Distribution and/or Service Fee”). The Distributor may in turn remit to and allocate among one or more Intermediaries, as compensation for, and/or as reimbursement for expenses incurred in the provision of, distribution or investor services, such amounts as the Distributor shall determine. Any amounts received by the Distributor and not so allocated may be retained by the Distributor as compensation to the Distributor for providing services under the Agreement and/or as reimbursement for expenses incurred in connection with the distribution and/or the servicing or maintenance of investor accounts as contemplated by Section 1 hereof.

3. TERM AND TERMINATION.

(a) Initial Term. This Plan shall become effective upon approval of the Plan by votes of a majority of both (i) the Board of Directors of the Fund and (ii) the Qualified Directors, cast in person at a meeting called for the purpose of voting on such approval, and shall continue in effect with respect to the Units (subject to Section 3(c) hereof) until one year from the date of such effectiveness, unless the continuation of this Plan shall have been approved with respect to the Units in accordance with the provisions of
Section 3(b) hereof.

(b) Continuation. This Plan shall continue in effect with respect to the Units subsequent to the initial term specified in
Section 3(a) for so long as such continuance is specifically approved at least annually by votes of a majority of both (i) the Board of Directors of the Fund and (ii) the Qualified Directors, cast in person at a meeting called for the purpose of voting on this Plan, subject to any investor approval requirements existing under applicable law.

(c) Termination. This Plan may be terminated at any time with respect to the Units by vote of a majority of the Qualified Directors, or by vote of a majority of the outstanding Units.

4. AMENDMENTS. This Plan may not be amended to increase materially the amount of the Distribution and/or Service Fee provided for in Section 2 hereof with respect to the Units unless such amendment is approved by a vote of a majority of the outstanding Units. No material amendment to the Plan shall be made unless approved by votes of a majority of both (i) the Board of Directors of the Fund and (ii) the Qualified Directors, cast in person at a meeting called for the purpose of voting on such amendment.

5. INDEPENDENT DIRECTORS. While this Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the 1940 Act) of the Fund shall be committed to the discretion of the Directors who are not interested persons of the Fund.

6. QUARTERLY REPORTS. The Treasurer of the Fund and the Treasurer of the Distributor shall provide to the Directors of the Fund, and the Directors shall review, at least quarterly, a written report of the amounts expended for the distribution of the Units pursuant to this Plan and the purposes for which such expenditures were made.

7. RECORDKEEPING. The Fund shall preserve copies of this Plan, the Agreements, and any related agreements and all reports made pursuant to Section 6 hereof, for a period of not less than six years from the date of this Plan and the Agreements (including any related agreements) or such reports, as the case may be, the first two years in an easily accessible place.

Adopted as of: [            ], 2014

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